SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

RESTORATION HARDWARE, INC.

(Name of the Issuer)

Restoration Hardware, Inc.

Home Holdings, LLC

Home Merger Sub, Inc.

Catterton Partners VI, L.P.

Catterton Partners VI Offshore, L.P.

Gary G. Friedman

Glenn J. Krevlin

Glenhill Capital LP

Glenhill Capital Overseas Master Fund, LP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

760981100

(CUSIP Number of Class of Securities)

Chris Newman

Chief Financial Officer

Restoration Hardware, Inc.

15 Koch Road, Suite J

Corte Madera, California 94925

Telephone: (415) 924-1005

With copies to:

Gavin B. Grover Morrison & Foerster LLP 425 Market Street San Francisco, California 94105 Telephone: (415) 268-7000	Steven Shoemate Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 351-4000	Alan J. Bogdanow Vinson & Elkins LLP Trammell Crow Center 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 Telephone: (214) 220-7700

Clifford E. Neimeth Greenberg Traurig, LLP MetLife Building, 200 Park Avenue, New York, NY 10166 Telephone: (212) 801-9200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$177,072,003	$6,959

*	For purposes of calculating the amount of the filing fee only.

**	The filing fee was determined by adding (x) the product of (A) the number of shares of Common Stock that are proposed to be acquired in the merger and (B) the merger consideration of $4.50 in cash per share of Common Stock, plus (y) $652,000 expected to be paid to holders of restricted stock units that will vest in connection with the merger, plus (z) $1,060,820 expected to be paid to holders of options to purchase Common Stock with an exercise price of less than $4.50 per share in exchange for the cancellation of such options ((x), (y) and (z) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, was calculated by multiplying the Total Consideration by 0.0000393.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$6,959

Form or Registration No.:	Schedule 14A – Preliminary Proxy Statement

Filing Parties:	Restoration Hardware, Inc.

Date Filed:	February 19, 2008

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (1) Restoration Hardware, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $0.0001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Home Holdings, LLC, a Delaware limited liability company (“Parent”), (3) Home Merger Sub, Inc., a Delaware corporation and a direct subsidiary of Parent (“Merger Sub”), (4) Catterton Partners VI, L.P., a Delaware limited partnership, and Catterton Partners VI Offshore, L.P., a Cayman Islands exempted limited partnership (collectively, the “Catterton Funds”) and (5) Gary G. Friedman, the Company’s President and Chief Executive Officer and the chairman of the Company’s board of directors, Glenhill Capital LP, a Delaware limited partnership, Glenhill Capital Overseas Master Fund, LP, a Cayman Islands limited partnership, and Glenn J. Krevlin, a member of the board of directors of the Company who also has sole voting and investment power with regard to shares beneficially owned by Glenhill Capital LP and Glenhill Capital Overseas Master Fund, LP (collectively, the “Affiliate Participants” and, together with the Company, Parent, Merger Sub and the Catterton Funds, the “Filing Parties” and each a “Filing Party”). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of November 8, 2007 (the “Original Merger Agreement”), by and among the Company, Parent, and Merger Sub, as amended by the First Amendment thereto, dated as of January 24, 2008 (the “Amendment” and, taken together with the Original Merger Agreement, the “Amended Merger Agreement”). Pursuant to the terms of the Amended Merger Agreement, Merger Sub will merge with and into the Company and the Company will become a direct wholly owned subsidiary of Parent (the “Merger”) and upon completion of the Merger, each outstanding share of Common Stock (other than shares held in treasury, shares owned by subsidiaries of the Company, shares owned by Parent or Merger Sub, and shares held by stockholders who perfect appraisal rights in accordance with Delaware law), will be converted into the right to receive $4.50 in cash, without interest and less any applicable withholding taxes. In connection with the Merger, the Affiliate Participants and Micro Cap Partners, L.P., a Delaware limited partnership (“Micro Cap Partners”), Palo Alto Small Cap Master Fund, L.P., a Delaware limited partnership (“Palo Alto Fund”), and Reservoir Master Fund, L.P., a Delaware limited partnership (“Reservoir” and, together with Micro Cap Partners, Palo Alto Fund and the Affiliate Participants, the “Rollover Participants”), are expected to exchange shares of Common Stock held by them for equity interests in Parent, and Vardon Capital Management, LLC, a Delaware limited liability company (“Vardon Capital” and, together with the Rollover Participants, the “Participants”), has agreed to make an investment in Parent in exchange for an equity interest in Parent.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Amended Merger Agreement. The stockholder vote required for the adoption of the Amended Merger Agreement is as follows: (i) under Delaware law, the Amended Merger Agreement must be adopted by holders, as of the record date of the special meeting, of a majority of the outstanding shares of the Common Stock, (ii) under the Company’s amended and restated certificate of incorporation, the Merger must be approved by holders, as of the record date of the special meeting, of at least 66 2/3% of the outstanding shares of Common Stock and (iii) under the terms of the Amended Merger Agreement, the Amended Merger Agreement must be adopted by holders of a majority of the number of shares of the Company’s Common Stock present in person or by proxy and voting at the special meeting and which are held by holders that are not Participants and have not submitted an “Acquisition Proposal” (as defined in the Amended Merger Agreement) at any time after November 8, 2007.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties and no Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Party or by any affiliate of a Filing Party, that the Company is “controlled” by any other Filing Party, or that any other Filing Party is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) The information set forth in the Proxy Statement under the caption “IDENTITY AND BACKGROUND OF FILING PERSONS” is incorporated herein by reference.

(b)-(d) The information set forth in the Proxy Statement under the caption “MARKET PRICE OF OUR COMMON STOCK” is incorporated herein by reference.

(e)-(f) Not applicable.

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IDENTITY AND BACKGROUND OF FILING PERSONS”

“ANNEX I—Information Relating to Parent, Merger Sub, the Catterton Funds and the Affiliate Participants.”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)(1) Not applicable.

(a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Required Vote”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Independent Committee and Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Affiliate Participants”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and the Catterton Funds”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Rollover Agreements/Investment Agreement”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

“THE AMENDED MERGER AGREEMENT—Conditions to the Merger”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS”—Rollover Agreements/Investment Agreement”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Appraisal Rights”

“APPRAISAL RIGHTS”

“ANNEX H—Section 262 of the Delaware General Corporation Law”

(e) The information set forth in the Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED STOCKHOLDERS” is incorporated herein by reference.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Rollover Agreements/Investment Agreement”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“THE AMENDED MERGER AGREEMENT”

“ANNEX A — Agreement and Plan of Merger, dated as of November 8, 2007, among Parent, Merger Sub and the Company”

“ANNEX B — First Amendment to the Agreement and Plan of Merger, dated as of January 24, 2008, among Parent, Merger Sub and the Company”

“ANNEX E — Form of Stockholder Voting Agreement with Vardon Capital”

“ANNEX F — Form of Stockholder Voting Agreement with Participants (other than Vardon Capital) and Glenn Krevlin”

“ANNEX G — Form of Amendment to Stockholder Voting Agreement with Participants and Glenn Krevlin”

(c) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Rollover Agreements/Investment Agreement”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“THE AMENDED MERGER AGREEMENT”

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“THE AMENDED MERGER AGREEMENT—Treatment of Stock, Stock Options and Restricted Stock Units”

“THE AMENDED MERGER AGREEMENT—Exchange and Payment Procedures”

“ANNEX A — Agreement and Plan of Merger, dated as of November 8, 2007, among Parent, Merger Sub and the Company”

“ANNEX B — First Amendment to the Agreement and Plan of Merger, dated as of January 24, 2008, among Parent, Merger Sub and the Company”

(c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Rollover Agreements/Investment Agreement”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“THE AMENDED MERGER AGREEMENT”

“ANNEX A — Agreement and Plan of Merger, dated as of November 8, 2007, among Parent, Merger Sub and the Company”

“ANNEX B — First Amendment to the Agreement and Plan of Merger, dated as of January 24, 2008, among Parent, Merger Sub and the Company”

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Affiliate Participants”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and the Catterton Funds”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Independent Committee and Our Board of Directors”

“SPECIAL FACTORS—Position of the Participants Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Catterton Funds Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Conduct of the Company’s Business if the Merger is Not Completed”

“SPECIAL FACTORS—Plans for the Company After the Merger”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Independent Committee and Our Board of Directors”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE AMENDED MERGER AGREEMENT”

“APPRAISAL RIGHTS”

“ANNEX A — Agreement and Plan of Merger, dated as of November 8, 2007, among Parent, Merger Sub and the Company”

“ANNEX B — First Amendment to the Agreement and Plan of Merger, dated as of January 24, 2008, among Parent, Merger Sub and the Company”

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Independent Committee and Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Affiliate Participants”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and the Catterton Funds”

“SPECIAL FACTORS—Position of the Affiliate Participants Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Catterton Funds Regarding the Fairness of the Merger”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Required Vote”

“THE AMENDED MERGER AGREEMENT—Conditions to the Merger”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Independent Committee and Our Board of Directors”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Independent Committee and Our Board of Directors”

(f) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of UBS Securities LLC”

“ANNEX C—Opinion of UBS Securities LLC”

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Guarantees”

“SPECIAL FACTORS—Rollover Agreements/Investment Agreement”

“THE AMENDED MERGER AGREEMENT—Consent under Existing Credit Facility; Financing”

“THE AMENDED MERGER AGREEMENT—Rollover Agreements/Investment Agreement”

“THE AMENDED MERGER AGREEMENT—Equity Commitments”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Conduct of the Company’s Business if the Merger is Not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE AMENDED MERGER AGREEMENT—Termination”

“THE AMENDED MERGER AGREEMENT—Termination Fees and Expenses”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing”

“THE AMENDED MERGER AGREEMENT—Consent under Existing Credit Facility; Financing”

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“THE AMENDED MERGER AGREEMENT”

“ANNEX A — Agreement and Plan of Merger, dated as of November 8, 2007, among Parent, Merger Sub and the Company”

“ANNEX B — First Amendment to the Agreement and Plan of Merger, dated as of January 24, 2008, among Parent, Merger Sub and the Company”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Required Vote”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Independent Committee and Our Board of Directors”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Independent Committee and Our Board of Directors”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financial Projections”

“INFORMATION ABOUT THE COMPANY—Selected Historical Financial Data”

“INFORMATION ABOUT THE COMPANY—Ratio of Earnings to Fixed Charges”

“INFORMATION ABOUT THE COMPANY—Net Book Value Per Share of the Company Common Stock”

(b) Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Fees and Expenses”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15.	Additional Information

Regulation M-A Item 1011

(b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on February 19, 2008.

(a)(2)	Form of Preliminary Proxy Card, filed with the Securities and Exchange Commission along with the Preliminary Proxy Statement.

(b)(1)	Letter Agreement between Restoration Hardware, Inc., The Michaels Furniture Company, Inc., Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Retail Finance, LLC dated as of November 8, 2007.

(b)(2)	Letter Agreement dated as of January 24, 2008 between Restoration Hardware, Inc., The Michaels Furniture Company, Inc., Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Retail Finance, LLC.

(b)(3)	Subordinated Unsecured PIK Promissory Note dated January 24, 2008 from Restoration Hardware, Inc. to Catterton Partners VI, L.P.

(b)(4)	Subordinated Unsecured PIK Promissory Note dated January 24, 2008 from Restoration Hardware, Inc. to Catterton Partners VI Offshore, L.P.

(b)(5)	Fee Letter dated January 24, 2008 from Catterton Management Company LLC to Restoration Hardware, Inc.

(b)(6)	Letter Agreement dated January 24, 2008, between Home Holdings, LLC, Catterton Partners VI, L.P. and Restoration Hardware, Inc.

(b)(7)	Letter Agreement dated January 24, 2008, between Home Holdings, LLC, Catterton Partners VI Offshore, L.P. and Restoration Hardware, Inc.

(b)(8)	Subordination Agreement dated January 24, 2008, between Bank of America, N.A., Catterton Partners VI, L.P., Restoration Hardware, Inc. and The Michaels Furniture Company, Inc.

(b)(9)	Subordination Agreement dated January 24, 2008, between Bank of America, N.A., Catterton Partners VI Offshore, L.P., Restoration Hardware, Inc. and The Michaels Furniture Company, Inc.

(c)(1)	Opinion of UBS Securities LLC, attached as Annex C to the Proxy Statement.

(c)(2)	Presentation materials, dated October 2007, prepared by UBS Securities LLC for the Independent Committee of the Board of Directors of Restoration Hardware, Inc.

(c)(3)	Presentation materials, dated November 7, 2007, prepared by UBS Securities LLC for the Independent Committee of the Board of Directors of Restoration Hardware, Inc.

(c)(4)	Presentation materials, dated January 22, 2008, prepared by UBS Securities LLC for the Independent Committee of the Board of Directors of Restoration Hardware, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of November 8, 2007, among Home Holdings, LLC, Home Merger Sub, Inc. and Restoration Hardware, Inc., attached as Annex A to the Proxy Statement.

(d)(2)	First Amendment to the Agreement and Plan of Merger, dated as of January 24, 2008, among Home Holdings, LLC, Home Merger Sub, Inc. and Restoration Hardware, Inc., attached as Annex B to the Proxy Statement.

(d)(3)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Gary G. Friedman.

(d)(4)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Glenhill Capital LP.

(d)(5)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Glenhill Capital Overseas Master Fund, LP.

(d)(6)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Micro Cap Partners, L.P.

(d)(7)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Palo Alto Small Cap Master Fund, L.P.

(d)(8)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Reservoir Master Fund, L.P.

(d)(9)	Investment Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Vardon Capital Management, LLC.

(d)(10)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Gary G. Friedman.

(d)(11)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Glenhill Capital LP.

(d)(12)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Glenhill Capital Overseas Master Fund, LP.

(d)(13)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Micro Cap Partners, L.P.

(d)(14)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Palo Alto Small Cap Master Fund, L.P.

(d)(15)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Reservoir Master Fund, L.P.

(d)(16)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Vardon Capital Management, LLC.

(d)(17)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of November 8, 2007.

(d)(18)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of November 8, 2007.

(d)(19)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of November 8, 2007.

(d)(20)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of November 8, 2007.

(d)(21)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of November 8, 2007.

(d)(22)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of November 8, 2007.

(d)(23)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of November 8, 2007.

(d)(24)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of November 8, 2007.

(d)(25)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of November 8, 2007.

(d)(26)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of November 8, 2007.

(d)(27)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of January 24, 2008.

(d)(28)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of January 24, 2008.

(d)(29)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of January 24, 2008.

(d)(30)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of January 24, 2008.

(d)(31)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of January 24, 2008.

(d)(32)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of January 24, 2008.

(d)(33)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of January 24, 2008.

(d)(34)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of January 24, 2008.

(d)(35)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of January 24, 2008.

(d)(36)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of January 24, 2008.

(f)	Section 262 of the Delaware General Corporation Law, attached as Annex H to the Proxy Statement.

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 19, 2008	RESTORATION HARDWARE, INC.

	By:	/s/ Chris Newman
Name: Chris Newman Title: Chief Financial Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 19, 2008	HOME HOLDINGS, LLC

	By:	/s/ J. Michael Chu
Name: J. Michael Chu Title: President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 19, 2008	HOME MERGER SUB, INC.

	By:	/s/ J. Michael Chu
Name: J. Michael Chu Title: President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 19, 2008	CATTERTON PARTNERS VI, L.P.

By: Catterton Managing Partner VI, L.L.C.,
Its General Partner

By: CP6 Management, L.L.C.,
Its Managing Member

By:	/s/ J. Michael Chu
Name: J. Michael Chu Title: Authorized Agent

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 19, 2008	CATTERTON PARTNERS VI OFFSHORE, L.P.

By: Catterton Managing Partner VI, L.L.C.,
Its General Partner

By: CP6 Management, L.L.C.,
Its Managing Member

By:	/s/ J. Michael Chu
Name: J. Michael Chu Title: Authorized Agent

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 19, 2008

/s/ Gary G. Friedman
Gary G. Friedman

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 19, 2008

/s/ Glenn J. Krevlin
Glenn J. Krevlin

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 19, 2008	GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

	By:	Glenhill Capital Overseas GP, LTD.,
Its General Partner

	By:	Glenhill Capital Management, LLC,
Its Sole Shareholder

	By:	Glenhill Advisors, LLC,
Its Managing Member

By:	/s/ Glenn J. Krevlin
Name: Glenn J. Krevlin Title: Managing Member

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 19, 2008	GLENHILL CAPITAL LP

	By:	Glenhill Capital Management, LLC,
Its Sole Shareholder

	By:	Glenhill Advisors, LLC,
Its Managing Member

By:	/s/ Glenn J. Krevlin
Name: Glenn J. Krevlin Title: Managing Member

EXHIBIT INDEX

(a)(1)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on February 19, 2008.

(a)(2)	Form of Preliminary Proxy Card, filed with the Securities and Exchange Commission along with the Preliminary Proxy Statement.

(b)(1)	Letter Agreement between Restoration Hardware, Inc., The Michaels Furniture Company, Inc., Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Retail Finance, LLC dated as of November 8, 2007.

(b)(2)	Letter Agreement dated as of January 24, 2008 between Restoration Hardware, Inc., The Michaels Furniture Company, Inc., Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Retail Finance, LLC.

(b)(3)	Subordinated Unsecured PIK Promissory Note dated January 24, 2008 from Restoration Hardware, Inc. to Catterton Partners VI, L.P.

(b)(4)	Subordinated Unsecured PIK Promissory Note dated January 24, 2008 from Restoration Hardware, Inc. to Catterton Partners VI Offshore, L.P.

(b)(5)	Fee Letter dated January 24, 2008 from Catterton Management Company LLC to Restoration Hardware, Inc.

(b)(6)	Letter Agreement dated January 24, 2008, between Home Holdings, LLC, Catterton Partners VI, L.P. and Restoration Hardware, Inc.

(b)(7)	Letter Agreement dated January 24, 2008, between Home Holdings, LLC, Catterton Partners VI Offshore, L.P. and Restoration Hardware, Inc.

(b)(8)	Subordination Agreement dated January 24, 2008, between Bank of America, N.A., Catterton Partners VI, L.P., Restoration Hardware, Inc. and The Michaels Furniture Company, Inc.

(b)(9)	Subordination Agreement dated January 24, 2008, between Bank of America, N.A., Catterton Partners VI Offshore, L.P., Restoration Hardware, Inc. and The Michaels Furniture Company, Inc.

(c)(1)	Opinion of UBS Securities LLC, attached as Annex C to the Proxy Statement.

(c)(2)	Presentation materials, dated October 2007, prepared by UBS Securities LLC for the Independent Committee of the Board of Directors of Restoration Hardware, Inc.

(c)(3)	Presentation materials, dated November 7, 2007, prepared by UBS Securities LLC for the Independent Committee of the Board of Directors of Restoration Hardware, Inc.

(c)(4)	Presentation materials, dated January 22, 2008, prepared by UBS Securities LLC for the Independent Committee of the Board of Directors of Restoration Hardware, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of November 8, 2007, among Home Holdings, LLC, Home Merger Sub, Inc. and Restoration Hardware, Inc., attached as Annex A to the Proxy Statement.

(d)(2)	First Amendment to the Agreement and Plan of Merger, dated as of January 24, 2008, among Home Holdings, LLC, Home Merger Sub, Inc. and Restoration Hardware, Inc., attached as Annex B to the Proxy Statement.

(d)(3)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Gary G. Friedman.

(d)(4)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Glenhill Capital LP.

(d)(5)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Glenhill Capital Overseas Master Fund, LP.

(d)(6)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Micro Cap Partners, L.P.

(d)(7)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Palo Alto Small Cap Master Fund, L.P.

(d)(8)	Rollover Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Reservoir Master Fund, L.P.

(d)(9)	Investment Agreement, dated November 8, 2007, by and between Home Holdings, LLC and Vardon Capital Management, LLC.

(d)(10)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Gary G. Friedman.

(d)(11)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Glenhill Capital LP.

(d)(12)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Glenhill Capital Overseas Master Fund, LP.

(d)(13)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Micro Cap Partners, L.P.

(d)(14)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Palo Alto Small Cap Master Fund, L.P.

(d)(15)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Reservoir Master Fund, L.P.

(d)(16)	Letter Agreement, dated January 24, 2008, by and between Home Holdings, LLC and Vardon Capital Management, LLC.

(d)(17)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of November 8, 2007.

(d)(18)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of November 8, 2007.

(d)(19)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of November 8, 2007.

(d)(20)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of November 8, 2007.

(d)(21)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of November 8, 2007.

(d)(22)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of November 8, 2007.

(d)(23)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of November 8, 2007.

(d)(24)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of November 8, 2007.

(d)(25)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of November 8, 2007.

(d)(26)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of November 8, 2007.

(d)(27)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of January 24, 2008.

(d)(28)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of January 24, 2008.

(d)(29)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of January 24, 2008.

(d)(30)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of January 24, 2008.

(d)(31)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of January 24, 2008.

(d)(32)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of January 24, 2008.

(d)(33)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of January 24, 2008.

(d)(34)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of January 24, 2008.

(d)(35)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of January 24, 2008.

(d)(36)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of January 24, 2008.

(f)	Section 262 of the Delaware General Corporation Law, attached as Annex H to the Proxy Statement.

(g)	None.